Daniel Micak
Chief Legal Officer & Corporate Secretary
Lightspeed Commerce Inc.

August 2, 2024                                 VIA SEDAR+

Re:    Lightspeed Commerce Inc.
Report of Voting Results pursuant to Section 11.3 of National instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

At the 2024 annual meeting of shareholders of Lightspeed Commerce Inc. (“Lightspeed” or the “Company”) held on August 1st, 2024 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, the following matters were voted on.

1.Election of Directors

A ballot was conducted with respect to the election of directors. According to the proxies received and ballots cast, the following individuals were elected as directors of the Company until the next annual shareholder meeting, with the following results:

Name of Nominee	Votes For	%	Votes Against	%
Patrick Pichette	98,384,797	98.52%	1,476,606	1.48%
Dax Dasilva	99,587,255	99.73%	274,149	0.27%
Dale Murray	99,257,111	99.39%	604,291	0.61%
Manon Brouillette	99,578,533	99.72%	282,870	0.28%
Nathalie Gaveau	99,433,002	99.57%	428,399	0.43%
Paul McFeeters	99,568,816	99.71%	292,588	0.29%
Rob Williams	99,569,470	99.71%	291,933	0.29%

2.Appointment of Auditors

A ballot was conducted with respect to the appointment of PricewaterhouseCoopers LLP (“PwC”) as the Company’s auditors. According to the proxies received and ballots cast, PwC was appointed the Company’s auditors with the following results:

Votes For:        103,729,855 (99.84%)
Votes Withheld:     168,200 (0.16%)

3.Advisory Vote on Executive Compensation

A ballot was conducted with respect to approving an advisory, non-binding resolution on the Company’s approach to executive compensation as more fully described in the Company’s management information circular. According to the proxies received and ballots cast, such advisory, non-binding resolution on the Company’s approach to executive compensation was approved with the following results:

Votes For:        98,781,998 (98.92%)
Votes Against:     1,079,404 (1.08%)

(signed) Daniel Micak
Chief Legal Officer and Corporate Secretary